Exhibit 99.1

Ebang International Reports Financial Results for Fiscal Year 2020

Hangzhou, China, April 30, 2021 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a blockchain technology company in the global market, today announced its financial results for the fiscal year ended December 31, 2020.

Operational and Financial Highlights for Fiscal Year 2020

Total computing power sold in fiscal year 2020 was 0.50 million TH/s, representing a year-over-year decrease of 91.64% from 5.97 million TH/s in fiscal year 2019.

Total net revenues in fiscal year 2020 were US$19.00 million representing an 82.57% year-over-year decrease from US$109.06 million in fiscal year 2019.

Gross loss in fiscal year 2020 was US$2.90 million representing a 90.51% year-over-year decrease from US$30.56 million in fiscal year 2019.

Net loss in fiscal year 2020 was US$32.11 million compared to US$41.07 million in fiscal year 2019.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “The negative impact and unprecedented challenges caused by COVID-19 on businesses around the world is well documented, and we are not immune to them. Our chip suppliers have reduced their production capacity, resulting in our shortage of raw materials during the fiscal year of 2020. To ensure the resilience of our business operations and deliver solid performance after the market condition resumes normal, we have been actively optimizing our revenue structure based on the productivity ratio and strategically exploring expansion into blockchain-enabled financial services. For example, we positioned our overseas expansion by establishing subsidiaries globally and acquiring relevant licenses or authorizations for our cryptocurrency exchange business.”

Continued Hu, “We are committed to our mission in strengthening the technological innovation in our products and services to ensure their competitiveness in the global cryptocurrency market. As previously noted, in 2021, we will increase investments in high performance ASIC chips and mining machines. Our abundant cash reserve allows us to expand the revenue sources from our current business and optimize the development of our blockchain industry chain. We believe our current businesses have solid potential and we are working hard to deliver results going forward that will demonstrate sequential improvement in operating and financial metrics.”

Financial Results for Fiscal Year 2020

Total net revenues in fiscal year 2020 were US$19.00 million representing an 82.57% year-over-year decrease from US$109.06 million in fiscal year 2019. The year-over-year decrease in total net revenues was primarily due to the combined impact of COVID-19 such as travel restrictions, mandatory quarantines and suspension of business activities, which have caused severe disruptions and uncertainties to the Company’s business operations and adversely affected the Company’s results of operations and financial condition. For instance, the Company’s chip suppliers have reduced their production capacity due to the impact of the COVID-19, resulting in the Company’s shortage of raw materials during the first half of 2020. And together with the Bitcoin halving event, which significantly affected the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of the Company’s Bitcoin mining machines.

Cost of revenues in fiscal year 2020 was US$21.90 million compared to US$139.62 million in fiscal year 2019. The year-over-year decrease in cost of revenues was in line with the changes in the Company’s sales and the decrease in inventory write-down.

Gross loss in fiscal year 2020 were US$2.90 million representing a 90.51% year-over-year decrease from US$30.56 million in fiscal year 2019.

Total operating expenses in fiscal year 2020 were US$23.75 million compared to US$20.08 million in fiscal year 2019.

•	Selling expenses in fiscal year 2020 were US$0.93 million compared to US$1.21 million in fiscal year 2019. The year-over-year decrease in selling expenses was in line with the decrease in the Company’s sales as well as reduced salary and bonus expenses relating to selling activities.
•	General and administrative expenses in fiscal year 2020 were US$22.82 million compared to US$18.87 million in fiscal year 2019. The year-over-year increase in general and administrative expenses was primarily due to increase in professional fee related to the IPO process.

Loss from operations in fiscal year 2020 was US$26.65 million compared to US$50.65 million in fiscal year 2019.

Interest income in fiscal year 2020 was US$0.82 million compared to US$0.22 million in fiscal year 2019. The year-over-year increase in interest income was primarily due to the increase in the interest income from our investments in bonds after our IPO in 2020 and there was no bond investment in 2019.

Government grants in fiscal year 2020 were US$4.01 million compared to US$6.30 million in fiscal year 2019. The year-over-year decrease in government grants was primarily due to the decrease of non-recurring rebates from local government.

Net loss in fiscal year 2020 was US$32.11 million compared to US$41.07 million in fiscal year 2019.

Net loss attributable to Ebang International Holdings Inc. in fiscal year 2020 was US$30.67 million compared to US$42.40 million in fiscal year 2019.

Basic and diluted net loss per shares in fiscal year 2020 were both US$0.25 compared to US$0.38 in fiscal year 2019.

Cash and cash equivalents were US$13.67 million as of December 31, 2020, compared with US$3.46 million as of December 31, 2019.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$13,669,439	$3,464,262
Restricted cash, current	406,857	2,270,588
Debt investments	40,835,000	-
Accounts receivable, net	7,205,113	8,128,178
Notes receivable	765,967	-
Advances to suppliers	221,186	1,062,049
Inventories, net	3,845,091	13,088,542
Prepayments	522,808	591,031
Other current assets, net	1,128,599	224,452
Total current assets	68,600,060	28,829,102

Non-current assets:
Property, plant and equipment, net	29,123,243	13,224,761
Intangible assets, net	23,077,435	3,784,153
Operating lease right-of-use assets	898,335	1,280,076
Operating lease right-of-use assets - related party	17,701	37,266
Restricted cash, non-current	47,455	43,317
Deferred tax assets	-	8,542,715
VAT recoverable	21,897,063	21,954,169
Other assets	538,934	4,915,487
Total non-current assets	75,600,166	53,781,944

Total assets	$144,200,226	$82,611,046

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,762,187	$11,832,003
Notes payable	1,087,673	-
Accrued liabilities and other payables	21,921,614	13,739,041
Loans due within one year, less unamortized debt issuance costs	765,967	4,864,697
Operating lease liabilities, current	659,807	793,521
Operating lease liabilities – related party, current	17,701	37,266
Income taxes payable	556,137	521,648
Due to related party	5,652,833	6,242,824
Advances from customers	832,842	1,015,675
Total current liabilities	34,256,761	39,046,675

Non-current liabilities:
Long-term loans – related party	-	17,632,000
Deferred tax liabilities	872	-
Operating lease liabilities, non-current	118,827	361,747
Total non-current liabilities	119,699	17,993,747

Total liabilities	34,376,460	57,040,422

Equity:
Ordinary share, HKD0.001 par value, 380,000,000 shares authorized, nil and 111,771,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	-	14,330
Class A ordinary share, HKD0.001 par value, 333,374,217 shares authorized, 89,009,554 and nil shares issued and outstanding as of December 31, 2020 and 2019, respectively	11,411	-
Class B ordinary share, HKD0.001 par value, 46,625,783 shares authorized, 46,625,783 and nil shares issued and outstanding as of December 31, 2020 and 2019, respectively	5,978	-
Additional paid-in capital	138,288,921	23,888,023
Statutory reserves	11,049,847	11,049,847
Accumulated deficit	(38,581,419)	(7,905,999)
Accumulated other comprehensive loss	(7,648,332)	(9,066,842)
Total Ebang International Holdings Inc. shareholders’ equity	103,126,406	17,979,359

Non-controlling interest	6,697,360	7,591,265

Total equity	109,823,766	25,570,624

Total liabilities and equity	$144,200,226	$82,611,046

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Product revenue	$9,677,278	$93,255,813	$310,856,407
Service revenue	9,327,023	15,804,253	8,185,386
Total revenues	19,004,301	109,060,066	319,041,793
Cost of revenues	21,903,644	139,623,799	294,596,001
Gross profit (loss)	(2,899,343)	(30,563,733)	24,445,792

Operating expenses:
Selling expenses	925,373	1,213,294	4,095,835
General and administrative expenses	22,822,085	18,870,794	51,410,864
Total operating expenses	23,747,458	20,084,088	55,506,699

Loss from operations	(26,646,801)	(50,647,821)	(31,060,907)

Other income (expenses):
Interest income	824,435	217,200	453,991
Interest expenses	(728,346)	(2,041,491)	(921,047)
Other income	81,733	84,992	1,139,514
Exchange gain (loss)	(288,346)	5,693,798	(403,544)
Government grants	4,006,567	6,298,893	798,680
VAT refund	-	9,138	27,368,030
Other expenses	(108,624)	(287,530)	(8,289,391)
Total other income	3,787,419	9,975,000	20,146,233

Loss before income taxes provision	(22,859,382)	(40,672,821)	(10,914,674)

Income taxes provision	9,251,542	400,311	899,586

Net Loss	(32,110,924)	(41,073,132)	(11,814,260)
Less: net income (loss) attributable to non-controlling interest	(1,435,504)	1,330,237	494,234
Net loss attributable to Ebang International Holdings Inc.	$(30,675,420)	$(42,403,369)	$(12,308,494)

Comprehensive loss
Net loss	$(32,110,924)	$(41,073,132)	$(11,814,260)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,960,109	(1,188,488)	(11,363,682)

Total comprehensive loss	(30,150,815)	(42,261,620)	(23,177,942)
Less: comprehensive income (loss) attributable to non-controlling interest	(893,905)	1,330,237	494,234
Comprehensive loss attributable to Ebang International Holdings Inc.	$(29,256,910)	$(43,591,857)	$(23,672,176)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(0.25)	$(0.38)	$(0.36)
Diluted	$(0.25)	$(0.38)	$(0.36)

Weighted average ordinary shares outstanding
Basic	121,941,226	111,771,000	33,808,506
Diluted	121,941,226	111,771,000	33,808,506